F O R . I M M E D I A T E . R E L E A S E
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          SPECTRUM SIGNAL PROCESSING RELEASES BUSINESS UPDATE FOR 2002

BURNABY, B.C., CANADA - SEPTEMBER 30, 2002 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) today provided a business update including the Company's third quarter 2002 guidance, two design win announcements and a 2002 outlook. Spectrum reports all financial information in US dollars.

EXPECTED THIRD QUARTER PERFORMANCE

Spectrum's internal revenue expectation for the third quarter of 2002 of approximately $6.5 million, which would have been in line with EBITDA positive quarterly performance, will not be attained as a result of the following recent events:

      o Two order delays from defense customers have resulted in approximately $750,000 in revenues being moved to the fourth quarter of 2002 or first quarter of 2003. Additional smaller orders totaling approximately $450,000 have been delayed by a few weeks.
      o A third party component failure on one order of legacy flexComm products has resulted in approximately $250,000 in revenues originally scheduled for shipment in the third quarter being moved to the fourth quarter of 2002.
      o Previous orders totaling approximately $250,000 in Spectrum's Network Solutions Group from one previously announced customer have been cancelled.

As a result, revenue for the third quarter is expected to be in the range of $4.7 to $4.9 million. EBITDA for the quarter is expected to range from negative $0.05 to negative $0.07 per share. This will be the first quarter of 2002 where Spectrum will not meet its goal of EBITDA positive results in each quarter. The third quarter shortfall will only have a nominal impact on Spectrum's cash position.

DESIGN WINS

Spectrum today announced two design wins meeting its 2002 milestone criteria of $3 million in revenue forecast within two years of receipt of the first purchase order:

1.  UTSTARCOM  DESIGNS  SPECTRUM  SIGNAL   PROCESSING'S   AXS(TM)  PRODUCT  INTO
MOVINGMEDIA 3G WIRELESS GATEWAY

Spectrum's aXs(TM).600 series of VoP processing products has been selected by UTStarcom Inc. for deployment in its next generation MovingMedia 3G wireless infrastructure equipment. Spectrum has already shipped UTStarcom an initial order of its aXs.600 product series for advance AMR voice transcoding.

UTStarcom provides broadband, wireless, IP-based switching and 3G network equipment to high-growth communications markets such as China. Headquartered in California, UTStarcom reported 2001 revenues totaling $626 million, a 70% increase over the prior year. UTStarcom has successfully completed phase one technical trials for its MovingMedia 3G wireless product line in China and is in the midst of phase two 3G trials in four cities: Shenzhen, Hangzhou, Shanghai and Beijing.


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"The high call  densities of  Spectrum's  aXs.600  product line coupled with the comprehensive services of its Open-aXs(TM) software architecture will enable us to significantly increase the voice processing capacity, improve voice quality, and extend the functionality of our next generation MovingMedia 3G gateway
equipment,"   stated  Jerry  Soloway,   Senior  VP,  Engineering  at  UTStarcom.
"Furthermore, we expect that the flexibility of the aXs.600 product family will eventually allow us to address several applications for wireless and wireline infrastructure with a common platform."

"We are excited about this opportunity and expect this to be the first step in becoming an integral part of UTStarcom's very successful line of products," stated Andy Talbot, VP of Spectrum's Network Solutions Group. "With this design win, Spectrum gains access to Mainland China's growing telecommunications market and other emerging international telecom opportunities and establishes us as a Tier 1 supplier."

2. EUROPEAN DEFENSE CONTRACTOR SELECTS FLEXCOMM'S SDR 3000 PLATFORM

Spectrum has landed a design win with a defense contractor specializing in the integration of high technology electronic systems for signals intelligence (SIGINT) applications. This is Spectrum's first European design win for Spectrum's re-configurable flexComm SDR-3000 software defined radio platform. The contractor will use the SDR-3000 subsystem as the base platform for the development of its future SIGINT interception/jamming solutions for the French DGA (Delegation Generale pour l'Armement) defense procurement agency.

Spectrum's flexComm SDR-3000 subsystem offers a high performance re-configurable transceiver platform with the broad flexibility that will support the defense contractor's common development efforts in both wideband and narrowband applications.

"The adoption of our flexComm SDR-3000 transceiver subsystem by this contractor reinforces our technology leadership position in the SDR market and marks the first design win in the very important European market for our recently released SDR product line," stated Sean Howe, VP, Marketing of Spectrum Signal Processing's Wireless Systems Group. "Our long history of expertise in reconfigurable signal processing technology allows us to provide our customers with a high performance solution that will meet their immediate time-to-market needs, while ensuring the flexibility to redefine, migrate, and evolve their future systems within the same architecture."

The SDR-3000 subsystem is the latest in Spectrum's family of flexComm SDR platforms, and is designed specifically for the implementation of high performance and high-density SDRs. The SDR-3000 is a CompactPCI(R)-based digital transceiver subsystem designed as a reconfigurable platform that can support hundreds of simultaneous transmit and receive channels, each with an independent air interface protocol. Virtually any air interface can be supported, making it ideally suited for defense programs with interoperability requirements. The SDR-3000 supports hot swap and full redundancy to ensure there is no single point of failure for high-availability applications.

EXPECTED 2002 PERFORMANCE

Spectrum is revising its guidance for the fiscal year 2002 as disclosed below:

      o Revenues for 2002 are expected to increase by 3% to 13% over 2001, a drop from the previous guidance of a 25% increase over 2001 revenues.
      o EBITDA for 2002 will range from negative $0.05 to positive $0.02 per share.
      o The previously announced milestone of twelve design wins remains unchanged.

"Although our expected revenue performance this quarter is disappointing, it is mainly the result of timing and is not indicative of fundamental business problems. As occasionally experienced by other companies in our competitive space, program delays in the defense sector and an environment of tight capital expenditure budgets can't always be predicted or overcome, and we are seeing the short-term impact of these instances this quarter. We will continue to manage our expenses and cash tightly in the foreseeable future as we convert design wins into sustainable quarterly revenue growth. The downward revision of our


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growth  expectations  for 2002 year is the result of Spectrum losing some of its previously committed aXs product revenues due to a worsening telecom market, continued uncertainty surrounding the timing of government programs and the result of 2002 design wins being realized later than anticipated." stated Pascal Spothelfer, President and CEO of Spectrum.

Commenting further, Mr. Spothelfer stated "The design wins announced today validate the traction we are getting with our new product lines. Both wins represent substantial revenue potential for the next two to three years and show the leading edge competitiveness of our flexComm and the aXs product lines, which have been over two years in development. To work with UTStarcom is particularly exciting given their technological and market leadership and remarkable growth in a very challenging market environment. Additional design wins in both of our businesses are expected in the near future and will further solidify our long-term revenue base."

A detailed update on Spectrum's milestones will be provided during its earnings conference call on October 22.

CONFERENCE CALL DETAILS

Spectrum will release its third quarter results after market close on Tuesday, October 22, 2002. At 1:30pm Pacific / 4:30pm Eastern time the same day, Pascal Spothelfer, Spectrum's President & CEO, will host a conference call to discuss the financial results for the third quarter and outlook for the fourth quarter.

To access the Spectrum Conference Call:

o     Date: October 22, 2002
o     Time: 1:30 pm Pacific / 4:30 pm Eastern
o Dial-in number: 1-877-211-7011, or access the audio webcast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from October 22 to October 29 and can be accessed by dialing 1-416-695-5800 followed by the access code 1272047.

ABOUT SPECTRUM SIGNAL PROCESSING
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to receive, process, and transmit voice and data signals. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in media gateways and next-generation voice and data switches, satellite hubs, government communications systems and cellular base stations. For additional information about Spectrum and its flexComm and aXs(TM) product lines, please visit www.spectrumsignal.com.

This news release contains forward-looking statements related to sales of Spectrum Signal Processing Inc.'s aXs product line to UTStarcom and sales of its flexComm product line. Although Spectrum has received orders for shipping aXs and flexComm products, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum's new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future.

(TM)aXs is a trademark of Spectrum Signal Processing Inc.
(R)CompactPCI is a registered trademark of PICMG



SPECTRUM CONTACTS:

Brent Flichel
Investor Relations
Phone: 604-421-5422 ext. 247
Email: brent_flichel@spectrumsignal.com


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Liza Aboud
Business and Trade Media
Phone: 604-421-5422 ext. 152
Email:  liza_aboud@spectrumsignal.com